EXHIBIT 3

                       [ANAREN MICROWAVE, INC. LETTERHEAD]

                                 June 10, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED
------------------------

Mr. Tamer Husseini
President and Chief Executive Officer
Celeritek, Inc.
3236 Scott Blvd.
Santa Clara, CA  95054

Dear Tamer:

      Anaren Microwave, Inc.'s Board of Directors has authorized me to express our interest in a merger with Celeritek. We are sending copies of this letter to each of Celeritek's Board Members to emphasize the seriousness of our interest. We strongly believe that a merger would be beneficial to both Celeritek's and Anaren's shareholders, customers and employees.

      Anaren is a leading global supplier of microwave technology founded in 1967 serving the major OEMs in the wireless, space and defense electronics markets. Our management team averages over 20 years of service with Anaren, and I personally have been at Anaren for over 18 years. In addition, our co-founder, Carl Gerst, continues to be actively engaged as our Chief Technical Officer. Anaren has been a NASDAQ listed company for over 30 years with a current market capitalization of approximately $300 million, no debt, and a cash balance in excess of $100 million. We have been continuously profitable on an operating and net income basis since 1996, and have generated more than $50 million in positive operating cash flow during that period. In the past two and one half years, we have acquired and have successfully integrated four companies including a Netherlands based design, manufacturing and sales operation. In addition, we have expanded our sales and manufacturing capabilities by establishing sales offices in the United Kingdom, California, Pennsylvania, and Asia as part of our newly established Suzhou, China manufacturing operation.

      Similar to Celeritek, we serve the wireless (65% of our net sales), space (17%) and defense (18%) markets, and have been a significant customer of Celeritek since its inception. Our heritage with passive devices readily compliments Celeritek's design and manufacturing expertise with active technologies. Notably, we also have a very strong position in the wireless infrastructure market complementing Celeritek's successful penetration of the hand set market. Finally, with the tremendous strides Anaren has made in increasing sales and distribution capabilities, we can readily accommodate the marketing and sales of Celeritek's products.

Page 2.
June 10, 2002

      As we outlined in our letter of March 4, 2002, we anticipate that substantial synergies would be derived from a merger. Specifically, as we accomplished with our RF Power ("RFP") acquisition, we believe we can leverage Celeritek's technologies into our existing customer base of wireless infrastructure OEMs like Ericsson, Nokia, Motorola and Lucent. Since Anaren's acquisition of RFP two years ago, RFP has become the leading termination supplier at both Ericsson and Nokia. Notably, RFP had not conducted business with either entity prior to merging with Anaren. In addition, our extensive passive design expertise and design libraries, coupled with our experience and knowledge of active device performance, uniquely positions Anaren to address module level solutions. We believe very strongly that we can develop multi-function modules integrating Celeritek's active devices with Anaren's multi-layer PTFE and ceramic technologies. In fact, we are currently developing a balanced LNA that is representative of the potential products an Anaren/Celeritek union could produce.

      Similarly, we acquired Ocean Microwave in August, 2000 and recently introduced our new Xinger circulator which combines Ocean's circulator design technology with Anaren's Xinger modeling and packaging. The result is a revolutionary innovation that leapfrogs 30 plus years of circulator product evolution. Anaren is also currently developing miniaturized passive components targeting wireless subscriber applications. These products are highly complimentary to those marketed by Celeritek, and united we could offer both the business stature and broad product portfolio that is required to effectively compete in today's subscriber market.

      In the Defense markets, Anaren and Celeritek participate on many of the same defense programs, such as the ITT - IDECM and Lockheed Martin - ALQ-210. As a result, we could easily reduce our business development costs and leverage a combined Anaren/Celeritek technological advantage to improve overall profitability and increase market share. In addition, over the last seven years we have successfully developed a strong Space business and could assist Celeritek in penetrating that market if it makes strategic sense. Celeritek's technology would also allow the combined entity to move up the food chain to build complete active array antennas for space, defense, and commercial applications.

      These are just a few of what we believe are the achievable synergies and opportunities for an Anaren/Celeritek partnership. Anaren has made several successful acquisitions over the last couple of years that indicate a high probability of success. Equally important, all members of the acquired companies' key management teams are still employed and have integrated exceptionally well into our organization. We take pride in the fact that we have been successful in structuring appropriate compensation packages for key managers that have allowed them to share in the growth of the merged entity. In addition, Anaren grants stock options to all employees.

Page 3.
June 10, 2002

      For the reasons outlined above there is a high likelihood that an Anaren/Celeritek merger would be successful. Based on the relative size of our two organizations, we believe a transaction comprised of stock and cash would enable both employees and shareholders of Celeritek to benefit from the impact that Celeritek can have on the combined entity. In this regard, Celeritek shareholders would receive Anaren's stock that has also been significantly depressed by the market over the past 18 months, providing the opportunity for all shareholders to participate in the "whole" Company's future success.

      In order to allow you and your Board an opportunity to consider this proposal carefully, we want to emphasize that this letter does not constitute an offer or a binding obligation of either party. Any transaction is of course subject to negotiation of a definitive agreement and final approval of our Board of Directors. I would appreciate very much that this letter remains in the confidence of Celeritek and its advisors.

      We are enthusiastic about the prospects of a merger between Celeritek and Anaren. After reviewing this letter, we would hope that Celeritek's Board would authorize management to enter into meaningful discussions with Anaren to accomplish a successful merger. We are prepared to meet with the appropriate Celeritek representatives at their earliest convenience. We look forward to working with you and your management team to make this transaction a success.

Very truly yours, ANAREN MICROWAVE, INC.

/s/ Lawrence A. Sala
-------------------------
Lawrence A. Sala
President, Chairman & CEO

cc:    Robert J. Gallagher
       Thomas W. Hubbs
       William D. Rasdal
       Charles P. Waite